Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30,
	2013	2012

Loss from continuing operations excluding income or loss from equity investments	$(609,505)	$(701,943)
Adjustments:
Fixed charges	305,305	267,711
Distributed income from equity investments	5,342	5,342
Capitalized interest, net of amortization	(9,415)	(4,674)
Arch Western Resources, LLC dividends on preferred membership interest	—	(3)
Total loss	$(308,273)	$(433,567)
Fixed charges:
Interest expense	$285,480	$229,210
Capitalized interest	11,815	11,266
Costs of debt retirement and write-off of related capitalized financing costs	—	19,042
Arch Western Resources, LLC dividends on preferred membership interest	—	(3)
Portions of rent which represent an interest factor	8,010	8,196
Total fixed charges	$305,305	$267,711
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$305,305	$267,711

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.